EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2014
Earnings:
Income before provision for income taxes	$6,954
Equity in earnings of unconsolidated businesses	(1,902)
Dividends from unconsolidated businesses	8
Interest expense (1)	1,214
Portion of rent expense representing interest	214
Amortization of capitalized interest	46

Earnings, as adjusted	$6,534

Fixed Charges:
Interest expense (1)	$1,214
Portion of rent expense representing interest	214
Capitalized interest	136

Fixed Charges	$1,564

Ratio of earnings to fixed charges	4.18

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.